

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Robert Kelley
Chief Executive Officer
Talis Biomedical Corp
230 Constitution Drive
Menlo Park, California 94025

> **Re: Talis Biomedical Corp**
> **Registration Statement on Form S-3**
> **Filed May 10, 2022**
> **File No. 333-264839**

Dear Mr. Kelley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Deschaine